SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MGC DIAGNOSTICS CORPORATION.

(Name of Subject Company)

MGC DIAGNOSTICS CORPORATION.

 (Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

552768103

(CUSIP Number of Class of Securities)

Todd M. Austin
Chief Executive Officer
MGC Diagnostics Corporation

350 Oak Grove Parkway

Saint Paul, Minnesota 55127-8599

(651) 484-4874

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

Thomas G. Lovett, IV, Esq.

Jonathan Levy, Esq.

Lindquist & Vennum LLP
2000 IDS Center

80 South 8th Street
Minneapolis, MN 55402
(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by MGC Diagnostics Corporation, a Minnesota corporation (“MGC” or the “Company”), with the Securities and Exchange Commission on December 7, 2017, relating to the tender offer by AC Breathe Merger Sub Inc., a Minnesota corporation and a wholly-owned subsidiary of MGC Parent LLC, a Delaware limited liability company, to purchase all the issued and outstanding shares of the Company’s common stock, par value $.10 per share, at a price of $11.03 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2017, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

 Item 8. Additional Information.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of December 27, 2017. The Depositary advised Parent and Purchaser that, as of the expiration of the Offer, a total of 3,229,964 Shares had been validly tendered into and not withdrawn from the Offer (not including 165,274 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 73% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer and its substantially simultaneous exercise of the Top-Up Option granted by the Company under the Merger Agreement, Purchaser acquired a sufficient number of Shares to close the Merger without the affirmative vote of the shareholders of the Company pursuant to Chapter 302A.621 of the Minnesota Business Corporation Act. Accordingly, Parent and Purchaser effected the Merger on, and effective as of, December 28, 2017 pursuant to Chapter 302A.621 of the Minnesota Business Corporation Act. Upon completion of the Merger, the Company became a wholly owned portfolio company of Altus Capital.

In the Merger, each Share that was not validly tendered in the Offer and that was issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company, any wholly-owned subsidiary of Parent, Purchaser or the Company, or by any shareholder of the Company who or which is entitled to and properly demands and perfects dissenter’s rights with respect to such Shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will convert automatically into the right to receive an amount of cash equal to the Per Share Amount. All Shares converted into the right to receive the Per Share Amount and will be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NASDAQ Capital Market.

The full text of the press release issued on December 28, 2017, announcing the expiration and results of the Offer, is attached as Exhibit (a)(1)(I) to the Amendment No 2 to the Schedule TO and is incorporated herein by reference.

Item 9. Exhibits

Exhibit No	Description
(a)(1)(H)	Press Release issued by Parent on December 28, 2017, (incorporated by reference to Exhibit (a)(1)(I) to Amendment No 2 to Schedule TO filed by Purchaser, Parent, Altus, Altus Capital Partners II, L.P and Altus Management II, LLC on December 28, 2017.)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGC DIAGNOSTICS CORPORATION.

/s/ Todd M. Austin
Todd M. Austin
Chief Executive Officer
Dated: December 28, 2017